

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

June 23, 2009

By U.S. Mail and facsimile to (224) 405-4695

Mr. Roy A. Guthrie
Executive Vice President and Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, Illinois 60015

> **Re:** **Discover Financial Services**
> **Form 10-K for Fiscal Year Ended November 30, 2008**
> **Form 10-Q for the Period Ended February 28, 2009**
> **File No. 001-33378**

Dear Mr. Guthrie:

We have reviewed your response dated May 21, 2009 and have the following comments. Please note that these comments are in addition to the comments included in our letter dated June 18, 2009. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended November 30, 2008

Item 8. Financial Statements and Supplementary Data
Note 22. Litigation, page 132

1. We note your response to prior comment 1 in our letter dated May 7, 2009. Please tell us how you measured the dividend payable to Morgan Stanley at November 30, 2008, February 28, 2009 and May 31, 2009. Please provide us the detailed

calculation as of each date with a description of all the amounts included referencing the applicable portions of the Special Dividend Agreement. In your response, tell us how you considered the expected settlement amount from Visa at each date and how you considered the guidance in paragraph 8 of SFAS 5 given your disclosure in your Form 10-Q for the period ended February 28, 2009 that you "expect to earn $472 million" from Visa in each of the remaining three quarters of 2009.

2. We note your response to prior comment 1 in our letter dated May 7, 2009. You state that on June 19, 2007 you declared a special dividend to the sole record holder of common stock on that date. The special dividend consisted of the right to receive a portion of any proceeds from the resolution of litigation against Visa and MasterCard. The contractual dividend requirement for a specified set of common stockholders appears to represent a class of common stock with different dividend rates from those of other common stockholders as discussed in paragraph 60b of SFAS 128. This would result in using the two-class method for computing EPS. Please tell us how you considered whether your facts and circumstances were consistent with using the two-class method for computing EPS.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comment and provide any requested information. Please file your letter on EDGAR as correspondence.   Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Brittany Ebbertt at (202) 551-3572 or me at (202) 551-3437 if you have questions regarding our comments.

Sincerely,

Michael Volley
Staff Accountant